                         SECURITIES AND EXCHANGE COMMISSION



                               Washington, DC  20549




                                     FORM 11-K




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                    For the Fiscal Year Ended December 31, 1997




          COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                              (Full title of the Plan)



                                CERIDIAN CORPORATION
                               8100 34th Avenue South
                               Minneapolis, MN  55425

                      (Name and address of principal executive
                    office of the issuer of the securities held
                               pursuant to the Plan)

                             COMDATA HOLDINGS CORPORATION

                          401(K) SAVINGS AND RETIREMENT PLAN

                          FINANCIAL STATEMENTS AND SCHEDULES

                              DECEMBER 31, 1997 AND 1996


                                  TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT                                                 2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1997                                     3

  Statement of Net Assets Available for Benefits with Fund
     Information as of  December 31, 1996                                    4

  Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the Year Ended December 31, 1997              5

NOTES TO FINANCIAL STATEMENTS                                                6

SUPPLEMENTAL SCHEDULES

  Schedule I:    Item 27a - Schedule of Assets Held for
                 Investment Purposes-December 31, 1997                      11

  Schedule II:   Item 27d - Schedule of Reportable
                 Transactions for the
                 Year Ended December 31, 1997                               12

SIGNATURE                                                                   13

EXHIBITS

  Exhibit Index                                                             14

  Exhibit 23.01 - Consent of Independent Auditors                           15

                             INDEPENDENT AUDITORS' REPORT


The Plan Administrator and
the Board of Directors of
Comdata Holdings Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 23, 1998

          COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                 DECEMBER 31, 1997

                                                                           MONEY       ASSET
                                                            EQUITY        MARKET    MANAGEMENT       BOND        LOAN
                                             STOCK FUND   INDEX FUND       FUND        FUND          FUND        FUND    TOTAL FUNDS
                                             ----------   ----------    ----------   ----------   ----------  ---------  -----------
Investments
 Ceridian Corporation Common Stock           $4,272,951   $              $           $            $           $         $ 4,272,951
   Bankers Trust Funds                                     2,890,732      465,944     2,126,500     677,789               6,160,965
   Loans Receivable from Participants                                                                          177,826      177,826
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Total Investments                             4,272,951    2,890,732      465,944     2,126,500     677,789    177,826   10,611,742
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Receivables
   Employer Contributions                           ---                                                                         ---
   Employee Contributions                           ---          ---          ---           ---         ---        ---          ---
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Total Receivables                                   ---          ---          ---           ---         ---        ---          ---
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Total Assets                                  4,272,951    2,890,732      465,944     2,126,500     677,789    177,826   10,611,742

Employee Contributions Refundable                   ---          ---          ---           ---         ---                     ---
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Net Assets Available for Benefits            $4,272,951  $ 2,890,732    $ 465,944   $ 2,126,500   $ 677,789   $177,826  $10,611,742
                                              ---------    ---------      -------     ---------     -------    -------   -----------
                                              ---------    ---------      -------     ---------     -------    -------   -----------

See accompanying notes to financial statements.

           COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                  DECEMBER 31, 1996

                                                                           MONEY        ASSET
                                                            EQUITY        MARKET     MANAGEMENT       BOND       LOAN
                                             STOCK FUND   INDEX FUND       FUND         FUND          FUND       FUND    TOTAL FUNDS
                                             ----------   ----------    ----------   ----------   ----------  ---------  -----------
Investments
 Ceridian Corporation Common Stock           $4,104,765   $             $            $            $           $         $4,104,765
   Bankers Trust Funds                                     2,402,709      466,876     1,980,062     797,979              5,647,626
   Loans Receivable from Participants                                                                          159,790     159,790
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Total Investments                             4,104,765    2,402,709      466,876     1,980,062     797,979    159,790   9,912,181
                                              ---------    ---------      -------     ---------     -------    -------   -----------

Receivables
   Employer Contributions                        22,083                                                                     22,083
   Employee Contributions                         8,166       18,721        1,447        10,003       1,939                 40,276
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Total Receivables                                30,249       18,721        1,447        10,003       1,939         --      62,359
                                              ---------    ---------      -------     ---------     -------    -------   -----------

Total Assets                                  4,135,014    2,421,430      468,323     1,990,065     799,918    159,790   9,974,540

Employee Contributions Refundable               (61,252)     (70,464)      (6,328)      (16,773)     (2,283)              (157,100)
                                              ---------    ---------      -------     ---------     -------    -------   -----------
Net Assets Available for Benefits            $4,073,762   $2,350,966    $ 461,995    $1,973,292   $ 797,635   $159,790  $9,817,440
                                              ---------    ---------      -------     ---------     -------    -------   -----------
                                              ---------    ---------      -------     ---------     -------    -------   -----------

See accompanying notes to financial statements.

           COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                      ASSET
                                                          EQUITY       MONEY       MANAGEMENT
                                          STOCK FUND    INDEX FUND   MARKET FUND      FUND       BOND FUND   LOAN FUND  TOTAL FUNDS
                                          ----------    ----------   -----------   -----------   ---------   ---------  -----------
Participant Contributions                  $   5,771    $  11,476     $   1,085    $    6,453    $   3,633   $          $    28,418
Employer Contributions                           ---                                                                            ---
Net Change in Fair Value Including
   Realized Gain (Loss)                      483,663      778,605                     408,691       59,507                1,730,466
Investment Income                                ---           65        28,398            71            1      13,524       42,059
                                           ---------    ---------       -------     ---------     --------     -------   -----------
Total Additions                              489,434      790,146        29,483       415,215       63,141      13,524    1,800,943

Withdrawals by Participants                  272,752      360,768        32,440       322,511       76,758      23,579    1,088,808
                                           ---------    ---------       -------     ---------     --------     -------   -----------
Net Increase (Decrease) Prior to             216,682      429,378       (2,957)        92,704     (13,617)    (10,055)      712,135
Transfers
Net Transfers From Other Plans                   ---          ---        82,167           ---          ---                   82,167
Interfund Transfers                         (17,493)      110,388      (75,261)        60,504    (106,229)      28,091         --
                                           ---------    ---------       -------     ---------     --------     -------   -----------
Increase (Decrease) in Net Assets
   Available for Benefits                    199,189      539,766         3,949       153,208    (119,846)      18,036      794,302

Net Assets Available for Benefits:
Beginning of Year                          4,073,762    2,350,966       461,995     1,973,292      797,635     159,790    9,817,440
                                           ---------    ---------       -------     ---------     --------     -------   -----------
End of Year                               $4,272,951   $2,890,732      $465,944    $2,126,500     $677,789    $177,826  $10,611,742
                                           ---------    ---------       -------     ---------     --------     -------   -----------
                                           ---------    ---------       -------     ---------     --------     -------   -----------


See accompanying notes to financial statements.

                             COMDATA HOLDINGS CORPORATION

                          401(K) SAVINGS AND RETIREMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1997 AND 1996



1.   PLAN DESCRIPTION

     The following description of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     PURPOSE OF THE PLAN

     The Plan is a defined contribution plan established January 1, 1988 to provide retirement benefits for employees of Comdata Holdings Corporation ("Comdata"), which is a wholly owned subsidiary of Ceridian Corporation ("Ceridian"), and Comdata's U.S. subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PLAN SUCCESSION

     The Ceridian Corporation Savings and Investment Plan (the "SIP") has been designated as the successor to the Plan. As of January 1, 1997, Plan participants became eligible to participate in the SIP. The Plan will continue to hold assets and receive related earnings, disburse and collect loans, and pay benefits until the Plan assets are transferred to the SIP.

     VESTING

     Participants are fully vested in their contributions to the Plan and the earnings thereon. Vesting in employer contributions begins after one year of service, as defined, at a rate of 20% annually. The participant is fully vested after five years. In the event of death or disability, a participant becomes 100% vested and the balance will be paid to the participant or beneficiary.

     The part of the participant's account that is not vested is forfeited at the end of the plan year in which the participant receives the balance of the vested account. If the participant's account is left in the Plan, the nonvested part will be forfeited at the end of the plan year in which the participant has five consecutive one-year breaks in employment. Forfeitures are used to reduce future employer contributions.

     BENEFITS

     Upon termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary may elect to receive an amount equal to the value of the vested interest in the participant's account. Additionally, participants or their designated beneficiaries may withdraw their vested account balances at any time on or after the age of 59 1/2. Under the Plan, participants may chose among various forms of payment: lump-sum (in cash and/or stock), time period installments or level dollar installments. The installment forms of payment are limited to a twenty year period with periodic payments not less than $50 each.

     PARTICIPANT ACCOUNTS

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income.

     INVESTMENT OPTIONS

     The Plan provides five investment funds for the remaining participant accounts, one of which is a Stock Fund that invests in Ceridian common stock and the other four are bank pooled funds managed by Bankers Trust of New York. Participants may change their investment elections quarterly. Under the Plan, employer matching contributions have been invested only in the Stock Fund. A description of each investment option is provided below.

      Stock Fund                    This fund invests in shares of Ceridian
                                    common stock.

      Equity Index Fund             This fund invests principally in a
                                    portfolio of common stock constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 composite stock price index.

      Money Market Fund             This fund invests primarily in income
                                    producing short-term investments.

      Asset Management Fund         This fund is comprised of an actively
                                    managed, diversified portfolio that invests in three broad categories: equities, money market instruments, and other fixed income obligations.

      Bond Fund                     This fund invests in a diversified
                                    portfolio of foreign and domestic fixed
                                    income securities.

     LOANS TO PARTICIPANTS

     Under the Plan, loans to participants may be granted only for reasons of hardship, as defined. The amount of any loan is limited to the lesser of
     (1) 50% of the participant's vested account balance less the amount of any other loans then outstanding, or (2) $50,000 less the amount of the highest loan balance outstanding during the twelve month period that ends the day before the loan is made. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over periods not to exceed five years. The interest rate is determined by the Plan Administrator based on prevailing market conditions. Therefore, loans made at different times may bear different rates of interest due to changes in commercial interest rates.

     TRUSTEE

     The assets of the Plan are administered under the terms of a trust agreement between Comdata and Bankers Trust of New York (the "Trustee").

     PLAN TERMINATION

     Comdata has the right under the Plan Agreement to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan terminates, participants become vested in their accounts. Comdata does, however, expect to transfer Plan assets to the SIP.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING AND USE OF ESTIMATES

     Financial statements of the Plan are presented on the accrual basis of
     accounting.   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     INCOME RECOGNITION

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     INVESTMENT VALUATION

     Cash equivalents are stated at cost which approximates market value while marketable securities are recorded at market value, as established by the Trustee.

     ADMINISTRATIVE EXPENSES

     Administrative expenses of the Plan are paid by the Company.


3.   INVESTMENTS

     Investments are stated at their approximate fair value. Investments in Ceridian's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in the bank pooled funds are valued using daily net asset value calculations performed by the funds. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program.
     Purchases and sales of securities are recorded on a trade date basis.

4.   TAX STATUS

     The Plan is qualified under the IRC as exempt from federal income taxes. Effective July 1, 1993, the Plan was restated to incorporate the latest Plan amendments and to conform with the Tax Reform Act of 1986. The Plan, as restated, has received a favorable determination letter dated December 8, 1994. The Plan Administrator and legal counsel believe the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.   NUMBER OF PARTICIPANTS

     The number of participants in each investment program as of December 31, 1997 and 1996 is as follows:

                                                        1997       1996
                                                        ----       ----
            Stock Fund                                   731        850
            Equity Index Fund                            565        652
            Money Market Fund                            236        284
            Asset Management Fund                        518        612
            Bond Fund                                    315        398

     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

6.   PARTIES-IN-INTEREST

     Bankers Trust of New York, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

     Ceridian, as owner of 100% of the common stock of the Company, is a party-in-interest with respect to the Plan. In the opinion of Ceridian, transactions between the Plan and Ceridian, if any, are exempt from being considered as prohibited transactions under ERISA section 408(b).

                                                                     SCHEDULE I
                             COMDATA HOLDINGS CORPORATION

                          401(K) SAVINGS AND RETIREMENT PLAN

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  DECEMBER 31, 1997

                                                      DESCRIPTION OF INVESTMENT
                                                      INCLUDING MATURITY DATE,
        IDENTITY OF ISSUER, BORROWER,               RATE OF INTEREST, COLLATERAL,                                         CURRENT
           LESSOR, OR SIMILAR PARTY                     PAR OR MATURITY VALUE                          COST                VALUE
        -------------------------------             ----------------------------------            ---------------     --------------
    *   Ceridian Corporation                        Common stock                                  $  2,124,464        $   4,272,951

    *   Bankers Trust                               Equity Index Fund                                 1,634,206           2,890,732

    *   Bankers Trust                               Money Market Fund                                   465,944             465,944

    *   Bankers Trust                               Asset Management Fund                             1,361,908           2,126,500

    *   Bankers Trust                               Bond Fund                                           547,908             677,789

    *   Various plan participants                   Participant loans - payable
                                                        up to five years, interest
                                                        rates ranging from 7.0%
                                                        to 10.0%                                        177,826             177,826
                                                                                                      ---------          ----------
                                                          Total assets held for investment
                                                          purposes                                 $  6,312,256        $ 10,611,742
                                                                                                      ---------          ----------
                                                                                                      ---------          ----------


* Represents a party-in-interest.

See Independent Auditors' Report.

                                                                     Schedule II


                             COMDATA HOLDINGS CORPORATION

                         401(K) SAVINGS AND RETIREMENT PLAN

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

      Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                         at the Beginning of the Plan Year

                            Year Ended December 31, 1997


          Identity of Party                                  *Total          *Total
               Involved/                                  Dollar Value    Dollar Value     Net Gain
          Description of Asset                            of Purchases      of Sales        or (Loss)
          --------------------                            ------------      --------        --------
BT Pyramid Equity Index Fund**                             $   218,112    $    508,618    $  205,451
     (Equity Index Fund)

BT Pyramid Asset Management Fund**                              76,700         338,908       105,333
     (Asset Management Fund)

BT Pyramid Discretionary Cash Fund**                           594,601         597,316           --
           (All Funds)

Stock Fund***                                                   68,069         365,838       153,032


*Information on total number of purchases and total number of sales is not readily available from the Plan's trustee.

**Since these transactions are with Bankers Trust of New York, the Plan's trustee, they are with a party-in-interest.

***Since these transactions are with Ceridian, owner of 100% of the common stock of the Company, they are with a party-in-interest.

See Independent Auditors' Report

                                     SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              COMDATA HOLDINGS CORPORATION
                              401(K) SAVINGS AND RETIREMENT PLAN

                         By:  Comdata Holdings Corporation, Plan Administrator


     Date:  June 26, 1998     By: /s/ Russ Follis
                                 ---------------------------------------------
                              Russ Follis
                              Senior Vice President, Human Resources and
                              Administration

                                    EXHIBIT INDEX

          Exhibit             Description                               Code
          -------             -----------                               ----
          23.01               Consent of Independent Auditors             E


          Legend:   (E)   Electronic Filing
                  (IBR)   Incorporated by reference from previous filing